UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001 -12

Material Fact

Banco Bradesco S.A. (Bradesco) announces to its shareholders and the market in general that, in compliance with CVM Rule # 481, as of December 17, 2009, regarding the Special and Annual Shareholders’ Meetings to be cumulatively held on March 10, 2010, at 5 p.m., it included new information to the Board of Directors’ Proposals to be evaluated by the shareholders at the Annual Shareholders’ Meeting, and which complements the additional information previously disclosed.

The Proposals and information to them are at the shareholders’ disposal at Bradesco’s Shares and Custody Department, the Depositary Financial Institution of the Company’s Shares, Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, SP, and are also available at Bradesco’s website, bradesco.com.br - Corporate Governance – Shareholders, as well as at the BM&FBovespa and CVM’s websites.

Cidade de Deus, Osasco, SP, February 23, 2010

Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice-President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 02, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.